

June 17, 2013

Via E-mail
Ofer Haviv
President and Chief Executive Officer
Evogene Ltd.
13 Gad Feinstein Street
Park Rehovot P.O.B. 2100
Rehovot 76121
Israel

Re: Evogene Ltd.
Amendment No. 1 to
Confidential Draft Registration Statement on Form F-1
Submitted June 3, 2013
CIK number 0001574565

Dear Mr. Haviv:

We have reviewed your response to our prior comment letter to you dated May 23, 2013 and have the following additional comments.

General

1. We note your response to our prior comment 2.   Please revise the second paragraph in this section to clarify, consistent with your response, that it is your belief that the company has a leading position in the field of plant genomics. Similarly, revise under "Business," at page 70, and throughout your prospectus. Also clarify whether you are a leading plant genomics company in Israel or in the overall industry.

2. Please include a currently dated consent of the independent registered public accounting firm as an exhibit upon the filing of your Form F-1 registration statement.

Prospectus Summary, page 1

Our Business, page 1

3. We note your response to our prior comment 3. Please revise to briefly explain plant "genomics" on page 1.

Our Strengths, page 2

4. Please revise to remove the reference to "unique" computational technologies in this section and on page 99 or state that this is your belief.

Industry Background, page 2

5. We note your response to our prior comment 13. We believe that the Summary section should briefly disclose material information about your business and the securities offered pursuant to this registration statement. We believe that the chart on page 3 is more appropriate in the Industry Overview section as the revised disclosure appears to repeat disclosure that is currently on page 58. Please revise.

Risk Factors, page 4

6. Please disclose your net losses with parentheses. Revise here and throughout the prospectus accordingly.

Use of Proceeds, page 29

7. We note your response to our prior comment 18 that you will use proceeds from the offering to invest in your ag-chemical and Evofuel operations. Please disclose the amounts from proceeds that you will use towards your ag-chemical and Evofuel operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Liquidity and Capital Resources, page 52

Contractual Commitments and Contingencies, page 55

8. We note your revised disclosure indicating that you have reflected the amounts of contractual obligations and commitments at March 31, 2013. However, the amounts in the table appear to represent the amounts presented in your financial statements at December 31, 2012. Please reconcile and revise the amounts presented in the table on page 55 to the amounts reflected in your March 31, 2013 financial statements.

Industry Overview, page 60

9. We note the added disclosure in response to our prior comment 24. Please clarify that you have not entered into any collaboration agreements with respect to your ag-chemical operations.

Limited Grain Supply, page 62

    10. Please define OECD the first time that it is used.

Key Collaborations, page 85

    11. We note your response to our prior comment 27. Please disclose that portions of the payments for the equity purchases by Monsanto and Bayer were considered to be advances on your collaborative research projects.

Principal Shareholders, page 120

    12. We note your response to our prior comment 33, but we were not able to locate the new disclosure. Please identify the individual or individuals who have voting and dispositive power with respect to the shares held by Monsanto Company.

Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

Consolidated Statements of Changes in Equity, page F-5

    13. We note your revised disclosure on page F-14 in response to our prior comment 39. However, given that the amount in the line item titled "Reserve- transaction with former controlling shareholder" represents not only the forgiveness of a loan accounted for as a capital contribution but also reflects the issuance of your stock as payment for a license right, please further revise note 2 to explain not only the forgiveness of the loan, but also the nature of all items presented in the reserve. Refer to IAS 1, paragraph 79(b) and to the disclosure requirements outlined in paragraphs 12 through 22 of IAS 24.

Notes to Consolidated Financial Statements, page F-8

Note 2:-Significant Accounting Policies

d. Functional currency, reporting currency and foreign currency, page F-9

    14. We note your response to our prior comment number 41. Please expand your disclosures in footnote 2d to explain the various factors considered in determining that the US dollar is your functional currency. Your revised disclosure should be in a level of detail consistent with that provided in your response to our prior comment number 41.

Note 5:-Major Collaboration Agreements, page F-17

15. We note your responses to prior comments 43 and 44. Please provide the following with regards to the Monsanto and Bayer share purchase and collaboration agreements:

- Please tell us whether the pricing for the upfront payments, periodic payments and milestone payments provided for under the collaboration agreements with Monsanto and Bayer are more favorable than they would be if not for the stock purchase agreement. Specifically, tell us whether you have similar agreements with any other customers and explain in detail how the pricing under these other agreements compare to those for Bayer and Monsanto.
- Explain the business reasons for the share purchase agreements that resulted in Monsanto and Bayer acquiring an ownership interest in Evogene. In this regard, please tell us which party requested the stock purchase agreements in connection with the collaboration agreements and explain the business purpose for such arrangements. Your response should clearly explain why the share purchase agreements and collaboration agreements were each contingent upon the signing of the other.
- Please explain to us and disclose in Note 5 in further detail how you determined the portion of the increase in value of the amended put option with Monsanto of $727 that was recorded as share premium and the amount of $2,604 that was attributed as deferred revenue to be recognized as revenue from research and development services over the term of the agreement.
- As requested in our prior comments, please revise Note 5 to disclose the amounts of the various types of revenues recognized in your financial statements during each period presented under the collaboration agreements with Monsanto and Bayer. Your revised disclosures should be presented in a level of detail consistent with that provided in your responses to our prior comments number 43 and 44.

Part II, Item 7. Recent Sales of Unregistered Securities

16. We note that you have updated the NIS to USD exchange rate to the date of March 31, 2013. However, we note that the USD prices in the table continue to reflect the exchange rate of 1 USD = 3.733 NIS per your original F-1. Please revise or advise.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
       Joshua G. Kiernan, Esq.